UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            SCHEDULE 13D

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                 (AMENDMENT NO. 2, FINAL AMENDMENT)*



                         KOGER EQUITY, INC.
                         ------------------
                          (Name of Issuer)


              COMMON STOCK,  PAR VALUE $0.01 PER SHARE
              ----------------------------------------
                   (Title of Class of Securities)

                             50022 81 0
                           (CUSIP Number)



Michael E. Cahill, Esq.                (213) 244-0000
Managing Director & General Counsel    865 South Figueroa Street, Suite 1800
The TCW Group, Inc.                    Los Angeles, California  90017
----------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          MARCH 6, 1996
----------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D



CUSIP NO. 50022 81 0                             PAGE   2   of  16  Pages




 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The TCW Group, Inc.

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                             (b)[X]

 3          SEC USE ONLY

 4          SOURCE OF FUNDS*

            Not applicable.

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada

     NUMBER OF                     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                            880,398
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                                  8          SHARED VOTING POWER

                                               -0-

                                  9          SOLE DISPOSITIVE POWER

                                              880,398

                                 10          SHARED DISPOSITIVE POWER

                                               -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            880,398

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*[ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.96%

14          TYPE OF REPORTING PERSON*

            HC, CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D



CUSIP NO. 50022 81 0                               PAGE   3   of  16   Pages




 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Trust Company of the West

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                             (b)[X]

 3          SEC USE ONLY

 4          SOURCE OF FUNDS*

            Not applicable.

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            California

     NUMBER OF                     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                            212,025
     OWNED BY
       EACH
     REPORTING
    PERSON WITH                    8          SHARED VOTING POWER

                                              -0-

                                   9          SOLE DISPOSITIVE POWER

                                              212,025

                                  10          SHARED DISPOSITIVE POWER

                                              -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            212,025

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*[ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.19%

14          TYPE OF REPORTING PERSON*

            CO


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D



CUSIP NO. 50022 81 0                              PAGE   4   of   16   Pages



 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TCW Asset Management Company

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                             (b)[X]

 3          SEC USE ONLY

 4          SOURCE OF FUNDS*

            Not applicable.

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            California

     NUMBER OF                     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                            668,373
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                                   8       SHARED VOTING POWER

                                           -0-

                                   9       SOLE DISPOSITIVE POWER

                                           668,373

                                  10       SHARED DISPOSITIVE POWER

                                           -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            668,373

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*[ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.77%

14          TYPE OF REPORTING PERSON*

            CO, IA

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D



CUSIP NO. 50022 81 0                               PAGE   5   of  16   Pages




 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TCW Special Credits

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                             (b)[X]

 3          SEC USE ONLY

 4          SOURCE OF FUNDS*

            Not applicable.

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            California

     NUMBER OF                     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                            668,373
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                                   8        SHARED VOTING POWER

                                            -0-

                                   9        SOLE DISPOSITIVE POWER

                                            668,373

                                  10        SHARED DISPOSITIVE POWER

                                            -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            668,373

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*[ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.77%

14          TYPE OF REPORTING PERSON*

            PN, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D



CUSIP NO. 50022 81 0                               PAGE   6   of  16   Pages




 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TCW Special Credits Fund III

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                             (b)[X]

 3          SEC USE ONLY

 4          SOURCE OF FUNDS*

            Not Applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            California

     NUMBER OF                     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                            470,583
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                                   8       SHARED VOTING POWER

                                           -0-

                                   9       SOLE DISPOSITIVE POWER

                                           470,583

                                  10       SHARED DISPOSITIVE POWER

                                           -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            470,583

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*[ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.65%

14          TYPE OF REPORTING PERSON*

            PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D



CUSIP NO. 50022 81 0                             PAGE   7   of  16  Pages




 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TCW Special Credits Trust

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                             (b)[X]

 3          SEC USE ONLY

 4          SOURCE OF FUNDS*

            Not Applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            California

     NUMBER OF                     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                            212,025
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                                   8       SHARED VOTING POWER

                                           -0-

                                   9       SOLE DISPOSITIVE POWER

                                           212,025

                                  10       SHARED DISPOSITIVE POWER

                                           -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            212,025

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*[ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.19%

14          TYPE OF REPORTING PERSON*

            OO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                        Page 8 of 16 Pages

The Schedule 13D, initially filed on December 29, 1995, as amended by Amendment No. 1 to Schedule 13D, filed on January 24, 1996, by the parties hereto with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Koger Equity, Inc., a Florida corporation (the "Issuer"), is hereby amended and restated in its entirety by this Amendment No. 2 to Schedule 13D as follows.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 3986 Boulevard Center Drive, Suite 101, Jacksonville, Florida 32207.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed on behalf of

   (1)    The TCW Group, Inc., a Nevada corporation ("TCWG");

   (2) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

   (3) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

   (4) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

   (5) TCW Special Credits Fund III, a California limited partnership ("Special Credits Limited Partnership"), of which Special Credits is the general partner; and

   (6) TCW Special Credits Trust, a California collective investment trust ("Special Credits Trust"), of which TCW is the trustee.

Special Credits, Special Credits Trust and Special Credits Limited Partnership are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO and the Special Credits Entities are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of certain third party accounts that invest in similar securities as the Special Credit Entities. Such third party accounts that have invested in the Issuer's Common Stock are hereinafter collectively referred to as the "Special Credits Accounts".

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to Special Credits Trust. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. Special Credits is an investment adviser and provides investment advice and management services to Special Credits Limited Partnership and the Special Credits Accounts and other third party accounts. Special Credits Limited Partnership is an investment partnership which invests in financially distressed entities.
Special Credits Trust is a collective investment trust which invests in financially distressed entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. The Special Credits Entities (other than Special Credits Trust) and the Special Credits Accounts are managed by Special Credits whose general partners include TAMCO and four individuals.

(A)-(C) & (F)
  (I) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

                                                        Page 9 of 16 Pages

EXECUTIVE OFFICERS
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Vice Chairman of the Board
Marc I. Stern            President
Alvin R. Albe, Jr.       Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.    Executive Vice President & Group Managing Director
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer & Assistant
                         Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (II) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS & DIRECTORS
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Director & Vice Chairman
Thomas E. Larkin, Jr.    Director & President
Alvin R. Albe, Jr.       Director   &   Executive  Vice  President,  Finance  &
                         Administration
Marc I. Stern            Director,  Executive Vice  President,  Managing
                         Director & Chief Investment Officer - International
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer & Assistant
                         Secretary

  (III) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS & DIRECTORS
Robert A. Day            Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.    Director & Vice Chairman of the Board
Marc I. Stern            Director,  Vice Chairman of the  Board  &  Chief
                         Investment Officer - International
Ernest O. Ellison        Chief Investment Officer - Domestic Fixed Income
Alvin R. Albe, Jr.       Director,   Executive   Vice   President,   Finance  &
                         Administration
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer & Assistant
                         Secretary
Hilary G.D. Lord         Senior  Vice  President,  Chief  Compliance Officer  &
                         Assistant Secretary

  (IV) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

TAMCO is the Managing General Partner.   See  information  in  paragraph  (iii)
above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

                                                        Page 10 of 16 Pages

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

    (V) Special Credits is the sole general partner of Special Credits Limited Partnership and the investment adviser with respect to the Special Credits Accounts. See information in paragraph (iv) above regarding Special Credits and its general partners.

(D)-(E)
During the last five years, none of the TCW Related Entities and the Special Credits Accounts, and, to the best of their knowledge, none of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The TCW Related Entities and the Special Credits Accounts acquired their respective interests in the Issuer's Common Stock pursuant to the Issuer's
Chapter 11 Plan of Reorganization in late 1993. Under the Plan of Reorganization, certain debt of the Issuer (the "Debt Securities") held by such entities was converted into the Issuer's Common Stock. The source of funding for the acquisition of the Debt Securities was the investment capital of each of the purchasers thereof.

ITEM 4. PURPOSE OF TRANSACTION

As of December 20, 1995, the TCW Related Entities had determined that it would be in their best interests, and that it would be in the best interests of the Special Credits Accounts, to divest their respective holdings of the Issuer's Common Stock for the maximum realizable value. Pursuant to the Purchase Agreement (as defined below), the TCW Related Entities and the Special Credits Accounts have provided for the sale of, and price protection with respect to, a total of 2,644,827 shares of the Issuer's Common Stock, subject to certain conditions and as more fully described in the Purchase Agreement. As of March 6, 1996 and after giving effect to the Second Closing (as defined in the Purchase Agreement), the TCW Related Entities and the Special Credits Accounts owned a total of 880,398 shares of the Issuer's Common Stock. The TCW Related Entities continue to believe that it would be in their best interests, and that it would be in the best interests of the Special Credits Accounts, to divest their remaining respective holdings of the Issuer's Common Stock. Other than as set forth in the Purchase Agreement, the TCW Related Entities currently have no plan or proposal to effect such a divestiture. Depending on market and other conditions and subject to the terms and conditions of the Purchase Agreement, the TCW Related Entities and the Special Credits Accounts may purchase or sell shares of the Issuer's Common Stock in the open market or privately negotiated transactions.

                                                        Page 11 of 16 Pages

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (A) As of the date of this Schedule 13D, Special Credits Limited Partnership beneficially owns 470,583 shares of the Issuer's Common Stock, which is approximately 2.65 % of the outstanding shares of the Issuer's Common Stock; Special Credits, as the general partner of Special Credits Limited Partnership and the investment manager of the Special Credits Accounts, may be deemed to beneficially own 668,373 shares of the Issuer's Common Stock, which is approximately 3.77% of the outstanding shares of the Issuer's Common Stock.

As of the date of this Schedule 13D, Special Credits Trust beneficially owns 212,025 shares of the Issuer's Common Stock, which is approximately 1.19% of the outstanding shares of the Issuer's Common Stock. TCW, as the trustee of Special Credits Trust, may be deemed to beneficially own the shares of the Issuer's Common Stock held by Special Credits Trust.

TAMCO, as the managing partner of Special Credits, may be deemed to beneficially own shares of the Issuer's Common Stock held by the Special Credit Entities (other than Special Credits Trust) and the Special Credit Accounts, all of which constitutes 668,373 shares or approximately 3.77% of the outstanding shares of the Issuer's Common Stock.

TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities, all of which constitutes 880,398 shares of the Issuer's Common Stock (approximately 4.96% of the outstanding shares of the Issuer's Common Stock). TCWG, TCW, TAMCO and Special Credits each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

  (B) Special Credits, as the sole general partner of Special Credits Limited Partnership, has discretionary authority and control over all of the assets of Special Credits Limited Partnership pursuant to the limited partnership agreement for such limited partnership including the power to vote and dispose of the Issuer's Common Stock held by Special Credits Limited Partnership. In addition, Special Credits, as the investment manager of the Special Credits Accounts has the discretionary authority and control over all of the assets of such accounts pursuant to the investment management agreements relating to such accounts including the power to vote and dispose of the Issuer's Common Stock held in the name of the Special Credits Accounts. Therefore, Special Credits has the power to vote and dispose of 668,373 shares of the Issuer's Common Stock.

TAMCO, as the managing general partner of Special Credits, also has the power to vote and dispose of the shares of Issuer's Common Stock held by Special Credits referenced above. Therefore, TAMCO has the power to vote and dispose of 668,373 shares of the Issuer's Common Stock.

TCW, as the trustee of Special Credits Trust, has discretionary authority and control over all the assets of Special Credits Trust pursuant to the trust agreement for such trust, including the power to vote and dispose of the Issuer's Common Stock held by Special Credits Trust. Therefore, TCW has the power to vote and dispose of 212,025 shares of the Issuer's Common Stock.

TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities and the Special Credit Accounts have power to vote and dispose, all of which constitutes 880,398 shares of the Issuer's Common Stock.

  (C) Except as set forth herein, none of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors or general partners has effected transactions involving the Issuer's Common Stock during the last 60 days.

  (D) None

  (E) Not applicable

                                                        Page 12 of 16 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   REGISTRATION RIGHTS AGREEMENT

The following is a summary of certain provisions of the Registration Rights Agreement dated as of August 9, 1993 (the "Registration Rights Agreement"), by and between Koger Equity, Inc. and TCW Special Credits for itself and, as general partner or investment advisor, on behalf of TCW Special Credits Fund III, the Special Credits Accounts and TCW Special Credits Trust, a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Registration Rights Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Rights Agreement.

Subject to certain terms and conditions, the Registration Rights Agreement provides for four demand registrations by Holders of Registrable Securities holding at the time of any such registration the greater of (i) 10% of the initial Registrable Securities and (ii) an amount of Registrable Securities consisting of at least 250,000 shares of the Issuer's Common Stock or securities issued or issuable in respect of or in exchange for such Common Stock. Subject to certain terms and conditions, the Registration Rights Agreement provides for unlimited piggyback registrations by Holders of Registrable Securities upon the filing of a registration statement with respect to any class of equity securities other than pursuant to a demand registration under the Registration Rights Agreement.

   SHAREHOLDERS AGREEMENT

The following is a summary of certain provisions of the Shareholders Agreement dated as of August 9, 1993 (the "Shareholders Agreement"), by and between Koger Equity, Inc. and TCW Special Credits for itself and, as general partner or investment advisor, on behalf of TCW Special Credits Fund III, the Special Credits Accounts and TCW Special Credits Trust, a copy of which is attached as
Exhibit 3 hereto and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Shareholders Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Shareholders Agreement.

Subject to certain terms and conditions, the Shareholders Agreement provides that the Board of Directors of the Issuer has determined that the Shareholders, TCWG, Special Credits and any of their Affiliates are exempt from certain restrictions on the concentration of ownership contained in the Issuer's Articles of Incorporation for ownership by such persons of up to the higher of
(i) 4,047,350 shares of the Issuer's Common Stock, as adjusted for subsequent stock splits, stock dividends or other recapitalizations of the Issuer and (ii) 23% of the outstanding shares of the Issuer's Common Stock (the "Maximum Amount"). Pursuant to the Shareholders Agreement, the Issuer agreed, subject to certain terms and conditions, to amend the Common Stock Rights Agreement dated as of September 30, 1990 (the "Rights Plan"), between the Issuer and First Union National Bank, as successor Rights Agent, such that the beneficial ownership of to the Maximum Amount of the Issuer's Common Stock by the Shareholders, TCWG, Special Credits and any of their Affiliates shall not cause the distribution of the Rights (as defined in the Rights Plan).

   OTHER ARRANGEMENTS

Special Credits, as general partner of Special Credits Limited Partnership, receives a fee for managing all the assets of Special Credits Limited
Partnership. In addition, Special Credits, as investment manager of the Special Credits Accounts, receives a management fee for managing the assets of each Special Credits Account. Special Credits Limited Partnership and the Special Credits Accounts have similar investment strategies of investing in financially distressed entities; however, the implementation of these strategies may differ from among such entities.

TCW, as trustee of Special Credits Trust, receives a management fee for managing all the assets of Special Credits Trust. Special Credits Trust has an investment strategy similar to Special Credits Limited Partnership and the Special Credits Accounts in investing in financially distressed entities. However, the implementation of this strategy may differ among such entities.

Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities and Special Credits Accounts, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities or, to the best of their knowledge, their respective executive officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

                                                        Page 13 of 16 Pages

   COMMON STOCK PURCHASE AND SALE AGREEMENT

The following is a summary of certain provisions of the Common Stock Purchase and Sale Agreement, dated January 18, 1996 (as amended by Amendment No. 1 thereto, dated as of March 5, 1996, the "Purchase Agreement"), by and among Special Credits, for itself and as general partner or investment manager for Special Credits Limited Partnership and the Special Credits Accounts, TCW, for itself and as trustee for Special Credits Trust, and Resource Group International, Inc., a Washington corporation ("Purchaser"), a copy of which is attached as Exhibit 1 hereto and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Purchase Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Purchase Agreement.

Pursuant to the Purchase Agreement, the TCW Related Entities and the Special Credits Accounts (i) sold to Purchaser 1,200,000 shares (the "Initial Shares") of the Issuer's Common Stock on January 19, 1996, (ii) sold to Purchaser an additional 1,249,571 shares (the "Secondary Shares") of the Issuer's Common Stock and (iii) granted Purchaser a proxy to vote the Secondary Shares on their behalf. In addition, if Special Credits Limited Partnership, Special Credits Trust or the Special Credits Accounts should sell to third parties up to an additional 195,256 shares (the "Gross-Up Shares"), Purchaser will make the payments described below, subject to certain conditions. As of the date hereof, the TCW Related Entities and the Special Credits Accounts continue to have all rights with respect to the voting and disposition of the Gross-Up Shares. The purchase price (1) paid by Purchaser for the Initial Shares and the Secondary Shares purchased in accordance with the Purchase Agreement and
(2) guaranteed by Purchaser to be received by Special Credits Limited Partnership, Special Credits Trust and the Special Credits Accounts with respect to the Gross-Up Shares and the Remaining Secondary Shares was and shall be $12.00 per share of the Issuer's Common Stock, plus a carrying cost from January 1, 1996 until the date of sale of each such share. The above-described price protection shall remain in effect until six months after the expiration of the Blackout Period.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1- Agreement of TCW Related Entities regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Koger Equity, Inc. dated as of December 28, 1995.

Exhibit 2- Registration Rights Agreement dated as of August 9, 1993, by and between Koger Equity, Inc. and TCW Special Credits for itself and, as general partner or investment advisor, on behalf of TCW Special Credits Fund III, the Special Credits Accounts and TCW Special Credits Trust.

Exhibit 3- Shareholders Agreement dated as of August 9, 1993, by and between Koger Equity, Inc. and TCW Special Credits for itself and, as general partner or investment advisor, on behalf of TCW Special Credits Fund III, the Special Credits Accounts and TCW Special Credits Trust.

Exhibit 4- Common Stock Purchase and Sale Agreement, dated January 18, 1996, by and among Special Credits, on its own behalf and as general partner or investment manager for Special Credits Limited Partnership and the Special Credits Accounts, TCW, for itself and as trustee for Special Credits Trust, and Purchaser.

Exhibit 5- Amendment No. 1, dated as of March 5, 1996, to the Common Stock Purchase and Sale Agreement, dated January 18, 1996, by and among Special Credits, on its own behalf and as general partner or investment manager for Special Credits Limited Partnership and the Special Credits Accounts, TCW, for itself and as trustee for Special Credits Trust, and Purchaser.

Exhibit 6- Irrevocable Proxy granted as of March 5, 1996, by the TCW Related Entities to RGI Realty, Inc.

                                                        Page 14 of 16 Pages
                                     SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of the 13th day of March, 1996.

THE TCW GROUP, INC.

/S/ MICHAEL E. CAHILL
-----------------------------------------------
Michael E. Cahill
Managing Director, General Counsel and Secretary


TRUST COMPANY OF THE WEST

/S/ KENNETH LIANG
------------------------------------------------
Kenneth Liang, Authorized Signatory


TCW ASSET MANAGEMENT COMPANY

/S/ KENNETH LIANG
------------------------------------------------
Kenneth Liang, Authorized Signatory


TCW SPECIAL CREDITS

/S/ KENNETH LIANG
------------------------------------------------
Kenneth Liang, Authorized Signatory of
TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits


TCW SPECIAL CREDITS FUND III

/S/ KENNETH LIANG
------------------------------------------------
Kenneth Liang, Authorized Signatory of
TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits, the General Partner of
TCW Special Credits Fund III


TCW SPECIAL CREDITS TRUST

/S/ KENNETH LIANG
------------------------------------------------
Kenneth Liang, Authorized Signatory of
Trust Company of the West, the trustee
of TCW Special Credits Trust

                                                        Page 15 of 16 Pages

                                    SCHEDULE I
                                BOARD OF DIRECTORS
                                        OF
                                   TCW GROUP, INC.


All  of the following individuals  are  directors  of  TCW  Group,  Inc.   Each
director is a citizen of the United States of America unless otherwise specified below:

HOWARD P. ALLEN                                HAROLD R. FRANK
Former Chairman & CEO                          Chairman of the Board
Southern California Edison                     Applied Magnetics Corporation
2244 Walnut Grove Blvd.                        75 Robin Hill Rd.
Rosemead, CA  91770                            Goleta, CA  93017

JOHN M. BRYAN                                  DR. HENRY A. KISSINGER
Partner                                        Chairman
Bryan & Edwards                                Kissinger Associates, Inc.
600 Montgomery St., 35th Floor                 350 Park Ave., 26th Floor
San Francisco,  CA 94111                       New York, NY  10022

ROBERT A. DAY
Chairman of the Board,                         KENNETH L. LAY
Chairman and Chief Executive Officer           Enron Corp.
Trust Company of the West                      1400 Smith Street
200 Park Avenue, Suite 2200                    Houston, TX 77002-7369
New York, New York  10166

DAMON P. DE LASZLO, ESQ.                       MICHAEL T. MASIN, ESQ.
Managing Director of Harwin                    Vice Chairman
Engineers S.A., Chairman & D.P.                GTE Corporation
Advisers Holdings Limited                      One Stamford Forum
Byron's Chambers                               Stamford, CT  06904
A2 Albany, Piccadilly
London W1V 9RD - England                       EDFRED L. SHANNON, JR.
(Citizen of United Kingdom)                    Investor/Rancher
                                               1000 S. Fremont Ave.
                                               Alhambra, CA  9l802

WILLIAM C. EDWARDS                             ROBERT G. SIMS
Partner - Bryan & Edwards                      Private Investor
3000 Sand Hill Road, Suite 190                 11828 Rancho Bernardo, Box 1236
Menlo Park, CA  94025                          San Diego, CA  92128

ERNEST O. ELLISON                              CARLA A. HILLS
Vice Chairman                                  1200 19th Street, N.W.
Trust Company of the West                      5th Floor
865 South Figueroa St., Suite 1800             Washington, DC  20036
Los Angeles, California 90017

                                                        Page 16 of 16 Pages

                           EXHIBIT INDEX

EXHIBIT                                                                PAGE
NUMBER      DESCRIPTION                                                NUMBER

Exhibit 1-  Agreement of TCW Related Entities regarding a joint
            Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Koger Equity, Inc. dated as of December 28, 1995.

Exhibit 2-  Registration Rights Agreement dated as of
            August 9, 1993, by and between Koger Equity, Inc. and TCW Special Credits for itself and, as general partner or investment advisor, on behalf of TCW Special Credits Fund III, the Special Credits Accounts and TCW Special Credits Trust.

Exhibit 3- Shareholders Agreement dated as of August 9, 1993, by and between Koger Equity, Inc. and TCW Special Credits for itself and, as general partner or investment advisor, on behalf of TCW Special Credits Fund III, the Special Credits Accounts and TCW Special Credits Trust.

Exhibit 4-  Common Stock Purchase and Sale Agreement, dated
            January 18, 1996, by and among Special Credits, on its own behalf and as general partner or investment manager for Special Credits Limited
            Partnership and the Special Credits Accounts,
            TCW, for itself and as trustee for Special
            Credits Trust, and Purchaser.

Exhibit 5- Amendment No. 1, dated as of March 5, 1996, to the Common Stock Purchase and Sale Agreement, dated January 18, 1996, by and among Special Credits, on its own behalf and as general partner or investment manager for Special
            Credits Limited Partnership and the Special
            Credits Accounts, TCW, for itself and as trustee for Special Credits Trust, and Purchaser.

Exhibit 6- Irrevocable Proxy granted as of March 5, 1996, by the TCW Related Entities to RGI Realty, Inc.